Executive Chairman, Steve Vanechanos. Mr. Vanechanos has served as Epec's Chairman since October 2009, and was appointed to the position of Executive Chairman in April 2012. From January 2010 until January 2013, he served as an active member of the Sweet Sorghum Association ("SSA") Board of Directors (formerly the Sweet Sorghum Ethanol Association), an industry organization focused on promoting the growth and use of sweet sorghum around the world.

Before joining Epec, Vanechanos had a demonstrated track record of entrepreneurship. In 1994, well before Wall Street had ever heard of Netscape, he founded a business-to-business Internet e-Commerce company, DynamicWeb Enterprises ("DWEB"). The genesis for DynamicWeb was pioneering work, later memorialized in U.S. Patent No. 5,884,309 - "Order Entry System for Internet", by Vanechanos and assigned to DynamicWeb. He then served as DynamicWeb's Chairman and CEO, from its founding until it was sold in a merger transaction that valued DynamicWeb at nearly $50 million. Additionally, Vanechanos served as a member of the American Stock Exchange Board of Governors, from 2005 to 2008. He Chaired its Technology Committee, and served on both its Audit Committee and its Finance and Budget Committee.